SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 14D-9 Solicitation/ Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

CB BANCSHARES, INC. (Name of Subject Company)

CB BANCSHARES, INC. (Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share (Title of Class of Securities)

124785106 (CUSIP Number of Class of Securities)

Dean K. Hirata
CB Bancshares, Inc.
201 Merchant Street
Honolulu, Hawaii 96813
(808) 535-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to: Fred B. White, III Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE ISSUED BY CB BANCSHARES

NEWSPAPER ADVERTISEMENT PUBLISHED BY CB BANCSHARES IN HAWAII LOCAL PRINT MEDIA

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PRESS RELEASE ISSUED BY CB BANCSHARES

January 20, 2004

Contact:	Wayne T. Miyao Senior Vice President, City Bank Corporate Communications Ph: (808) 535-2590 Email: wmiyao@cb-hi.net Website: www.citybankhawaii.com

PUBLIC SAYS NO TO HOSTILE TAKEOVER ATTEMPT Survey Includes Central Pacific Customers

HONOLULU, January 20, 2004 – CB Bancshares, Inc. (Nasdaq: CBBI) (“CB Bancshares”), the holding company of City Bank, today released the findings of a public opinion poll that indicates broad community opposition to Central Pacific Financial Corp.‘s (“CPF”) hostile takeover attempt of CB Bancshares and City Bank. A randomly selected sample of Central Pacific’s business loan customers were included in the telephone surveys which were conducted January 2-9 by Pacific Fielding Center, Inc.

Some survey highlights:

•	79% of the general public believes the State of Hawaii should not approve CPF’s hostile takeover attempt. The matter is currently pending before the State of Hawaii’s Division of Financial Institutions.

•	82% of Central Pacific’s own customers oppose the takeover. One hundred and twenty five CPB small business loan customers were randomly selected from a Dunn and Bradstreet list of business loans as of April 2003.

•	73% of the general public and 75% of the Central Pacific customers say a hostile takeover is not the way to do business in Hawaii.

Survey respondents believe a merger would result in less access to service in small communities, a reduction in service to small business, less competition, less friendly service, higher fees and higher loan rates.

“Even Central Pacific’s own customers recognize that a forced merger of our two banks would have significant negative impact,” says Wayne Miyao, City Bank Senior Vice President. “With so few people supporting a hostile takeover, what would happen to both banks’ customer bases? We’ve said from the start that a hostile takeover was a bad idea and we’re grateful for the public’s support of our position.”

Four hundred randomly selected heads of household were surveyed statewide. No surveys were conducted on Molokai or Lanai as neither bank has branches there. An additional 125 surveys were done of Central Pacific small business loan customers. The statistical margins of error on the two surveys are: +/- 4.7% for the general population sample and +/- 8.4% on the Central Pacific small business loan customer sample.

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares’ financial results. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “may increase.” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” and “could.” Forward-looking statements are CB Bancshares’ current estimates of expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares’ 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares’ Solicitation/Recommendation Statement on Schedule 14D when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Solicitation/Recommendation Statement on Schedule 14D (when available) and other documents filed by CB Bancshares with the SEC at the SEC’s internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares toll-free at 1-877-687-1873. MEMBER FDIC

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NEWSPAPER ADVERTISEMENT PUBLISHED BY CB BANCSHARES IN HAWAII LOCAL PRINT MEDIA:

COMMUNITY UPDATE

[Headline] Public opinion strongly against hostile takeover.

Nearly a year ago, Central Pacific Financial launched its hostile takeover bid for CB Bancshares, Inc. and City Bank. Since that time, CB Bancshares’ Board of Directors evaluated and rejected the offer, shareholders rejected the offer and public testimony at a hearing convened by the State of Hawaii ran ten-to-one against the takeover.

Now, a public opinion poll conducted by The Pacific Fielding Center further underscores the broad community opposition to the attempted hostile takeover. Using standard survey protocols, telephone interviews were conducted with Hawaii residents, including a randomly selected sample of Central Pacific’s own business loan customers. The results are dramatic.

• When asked if the State of Hawaii should approve Central Pacific’s hostile takeover attempt of City Bank, an overwhelming 79% of the general population believe the State should reject it. Only 7% support State approval, a massive eleven-to-one opposition to State approval.

• Central Pacific’s own customers oppose the takeover in even greater numbers than the general public: 82% say the State should not approve the merger.

• A significant majority, 73% of the general public and 75% of CPB customers, say that a hostile takeover is “not the way to do business in Hawaii.”

• When asked what the effects of the merger would be, respondents cited “less access to service in small communities,” “a reduction in service to small business,” “less competition,” “less friendly service,” “higher fees” and “higher loan rates.”

“Our customers have always recognized the negative impact of a takeover,” says Ronald K. Migita, CB Bancshares CEO. “This survey shows that they are not alone in their understanding that a hostile takeover would be bad for customers, bad for communities and bad for Hawaii. The people of Hawaii feel just as strongly. It’s a powerful message to all of us: bankers, regulators and public officials alike.”

(The sample size for the general public was 400 and has a margin of error of 4.7%. 125 CPB customers were polled with a margin of error of 8.4%. Surveys were conducted January 2-9, 2004. A copy of the poll, as well as detailed methodology, is available at www.CityBankHawaii.com.)

Q: Should the State approve the takeover?

No	Yes
79%	7%
Community Update is presented in the public interest by City Bank. For more information, visit www.CityBankHawaii.com.

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares’ financial results. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “may increase.” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” and “could.” Forward-looking statements are CB Bancshares’ current estimates of expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares’ 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares’ Solicitation/Recommendation Statement on Schedule 14D when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Solicitation/Recommendation Statement on Schedule 14D (when available) and other documents filed by CB Bancshares with the SEC at the SEC’s internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares toll-free at 1-877-687-1873. MEMBER FDIC

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